Exhibit 1.8
DUPLICATE
Number: C0824232
CERTIFICATE
OF
CONTINUATION
BUSINESS CORPORATIONS ACT
I Hereby Certify that Aurora Metals (BVI) Ltd., has continued into British Columbia from the Jurisdiction of Territory Of The British Virgin Islands, under the Business Corporations Act, with the name AURORA PLATINUM EXPLORATION INC. on May 5, 2008 at 04:04 PM Pacific Time.

Issued under my hand at Victoria, British Columbia On May 5, 2008

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada